Exhibit 10.1

November 4, 2015

Personal & Confidential

Mark D. Thompson

c/o Boston Private Financial Holdings

Ten Post Office Square

Boston, MA 02019

Re: Retirement Agreement

Dear Mark:

You have expressed an interest in retiring from your employment and all positions that you hold with Boston Private Financial Holdings, Inc. (“BPFH” or the “Company”), Boston Private Bank & Trust Company (the “Bank”), and any and all other direct or indirect subsidiaries of BPFH (together with BPFH, and the Bank, the “Boston Private Entities”) in which you hold any position. This letter proposes an agreement between you and BPFH (the “Agreement”) to arrange for an orderly transition of your responsibilities and for you to receive certain vesting rights and other consideration both in recognition of your service and in exchange for the terms of this Agreement. This Agreement replaces the Company’s proposed letter agreement dated October 22, 2015 (the “Previous Proposal”).

If you agree to the terms of this Agreement, you acknowledge that you are entering into this Agreement knowingly and voluntarily. By entering into this Agreement, BPFH is not admitting in any way that it violated any legal obligation that it owed to you.

With those understandings, you and BPFH agree as follows:

1.	Continued Employment and Retirement.

(a) Continued Employment. You shall continue to be employed by BPFH to and including December 31, 2015 (the “Retirement Date”), when your employment and your service in all positions that you then hold with any Boston Private Entity shall end. Notwithstanding the foregoing, until the Retirement Date your employment shall remain subject to termination by BPFH for Cause pursuant to Section 3(c) of the March 29, 2011 Employment Agreement between you and BPFH (the “Employment Agreement”). Any material breach of this Agreement shall constitute a form of Cause if such breach has not been cured within 15 days following written notice from the Company identifying the specific provisions that you have breached. If your employment is terminated by BPFH for Cause or if you resign from employment with BPFH effective before the Retirement Date, you shall be entitled solely to the Accrued Benefit as defined in Section 4(a) of the Employment Agreement and any rights to equity under any applicable agreements that are vested on such date of resignation or other termination. The period of your employment with BPFH to the earlier of the Retirement Date or any earlier resignation by you or your termination for Cause is referred to as the “Continued Employment Period.” For the avoidance of doubt, your employment shall continue until the earliest of (i) the Retirement Date; (ii) your voluntary resignation; or (iii) a termination for Cause.

Mark D. Thompson

November 4, 2015

(b) Reporting. Throughout the Continued Employment Period, you shall report to the Company’s Chief Executive Officer.

(c) Position and Duties. During the Continued Employment Period, until otherwise determined by BPFH, the Bank or other Boston Private Entity, you shall continue to serve in your current positions and have your current duties, as well as any reasonable transitional responsibilities, and shall continue to abide by the practices and policies referenced in the last sentence of Section 1 of the Employment Agreement. In anticipation of your retirement and in order to ensure the appropriate transition of your duties the Boston Private Entities may, at their discretion, reassign or remove any of your positions and duties, in whole or in part, or otherwise modify your positions and duties; provided that at no time will you be required to perform duties that are not appropriate given your anticipated Retirement Date or otherwise not appropriate for someone of your knowledge, experience and past status with the Company and the Bank. You shall use your best efforts to perform any duties validly assigned to you. You agree that no change in your position, title or duties during this Continued Employment Period will constitute “Good Reason” and that you shall not be entitled to resign from employment with the Company for “Good Reason” pursuant to Section 3(e) of the Employment Agreement, and you further agree that any removal of you from any positions you hold shall not be considered to be a termination of your employment without Cause; provided that the Company continues your employment for the Continued Employment Period.

(d) Compensation During Continued Employment Period. During the Continued Employment Period, the Company shall continue to pay you a salary based on the annual rate of $730,000 and the Company shall provide you with expense reimbursements, executive fringe benefits, other benefits and vacation rights pursuant to Sections 2(d), (e), (f) and (g) of the Employment Agreement.

(e) Bonus. Subject to your continued employment to the Retirement Date, the Bank shall pay you a bonus for 2015 (the “2015 Bonus”) equal to either (i) $350,000 or (ii) the Applicable Percentage of $500,000, whichever is greater. The “Applicable Percentage” means the percentage of base salary used for calculating the bonus for 2015 for those executives subject to the Short-Term Incentive Frameworks as adopted by the Board of Directors of the Company. The Company shall pay you the 2015 Bonus no later than March 15, 2016.

(f) Public Statements Regarding Your Retirement. The Company will issue a public statement announcing your retirement (the “Public Statement”) after you sign this Agreement and before the Effective Date, as defined below. The Public Statement shall comment positively about your contributions. The Company shall give you an opportunity to comment on a draft of the Public Statement before it is issued.

Mark D. Thompson

November 4, 2015

Additionally, and without limiting by implication your obligations under Section 7(c) of the Employment Agreement, the Company affirms and acknowledges that it remains bound by Section 7(c) of the Employment Agreement and shall not (and shall use reasonable efforts to cause its directors and officers to not), directly or indirectly, in public or in private, disparage, deprecate, impugn or otherwise make any remarks or statements that might tend to, or be construed to tend to, criticize or disparage the Executive and shall not assist or encourage any other person, firm or entity to do so.

2.	Benefits

(a) Health Benefits. Your rights and obligations under the law known as COBRA will be explained in a separate letter to you describing your medical and dental insurance continuation rights under COBRA. The Company shall issue or cause to be issued to you such a letter no later than January 14, 2016. If you make a timely election of COBRA continuation coverage, and subject to your continued employment to the Retirement Date and your continued compliance with Section 5 of this Agreement and Sections 7(b-d), 8 and 9 of the Employment Agreement (the “Surviving Obligations”), the Company shall continue to pay for medical and dental insurance premiums for coverage of you and your beneficiaries to the same extent as if you had remained employed effective from January 1, 2016 until the earliest of the following: (i) December 31, 2016; (ii) your eligibility for coverage under another employer’s group medical and dental plan; or (iii) the termination of your rights under COBRA (the “Benefit Continuation Period”). You will be responsible for paying the costs of the remaining portion of such premiums as if you remained employed. If you elect COBRA continuation coverage, you may continue coverage after the end of the Benefit Continuation Period at your own expense for the remainder of the COBRA period, subject to continued COBRA eligibility. Notwithstanding the foregoing, if the Company determines at any time that its payments toward medical and dental insurance premiums may be taxable income to you, it may convert its payments pursuant to this Section 2(a) to payroll payments directly to you on the Company’s regular payroll dates, which shall be subject to tax-related deductions and withholdings.

(b) Long-Term Care. The Company shall arrange to have future billing for your individual MetLife Long-Term Care Insurance Policy (the “LTC Policy”) directed to you. To assist you with the cost of future premiums, the Company shall pay you a lump sum of $15,000 after the Effective Date and no later than March 15, 2016.

(c) Other Benefits. Except as otherwise specifically provided in this Agreement, your continued participation as an employee in the Company’s employee benefit plans and programs shall end effective at the end of the Continued Employment Period.

3.	Equity

(a) Restricted Stock Awards. You have been granted rights to restricted BPFH common stock under certain agreements between you and BPFH, each of which is entitled

Mark D. Thompson

November 4, 2015

Restricted Stock Award Agreement, pursuant to the Boston Private Financial Holdings, Inc. 2009 Stock Option and Incentive Plan, consisting of the following grants: two grants dated May 13, 2011 (each in the amount of 93,458 shares, subject to vesting) and other grants dated May 15, 2013 (20,520 shares, subject to vesting), May 15, 2014 (16,345 shares, subject to vesting) and May 15, 2015 (16,058 shares, subject to vesting) (the “Qualifying Time-Based Restricted Stock Awards”). You shall retain your existing rights under the Qualifying Time-Based Restricted Stock Awards, subject to the terms of the Qualifying Time-Based Restricted Stock Awards. In addition, subject to your continued employment to the Retirement Date and your continued compliance with Sections 4(c) and 5 of this Agreement and the Surviving Obligations, you shall vest with respect to a pro-rated portion of the grants in the Qualifying Time-Based Restricted Stock Awards that will not be fully vested as of the Retirement Date and such vesting will occur on such date or dates as the pro-rated portion of the shares would have vested under the original grants of such shares as if you had continued to be employed for the full period of the initial grants. The amount of such pro-rated portions shall be calculated based on the number of days during the applicable vesting period that you were employed by the Company. For the avoidance of doubt, such additional pro-rated vesting consists of 14,185 shares and 23,642 shares under the two May 13, 2011 Qualifying Time-Based Restricted Stock Awards, respectively, and you will be fully vested on this portion on March 29, 2016;17,986 shares under the May 15, 2013 Qualifying Time-Based Restricted Stock Award and you will be fully vested on this portion on May 15, 2016; 8,880 shares under the May 15, 2014 Qualifying Time-Based Restricted Stock Award and you will be fully vested on this portion on May 15, 2017; and 3,372 shares under the May 15, 2015 Qualifying Time-Based Restricted Stock Award and you will be fully vested on this portion on May 15, 2018.

(b) Performance Share Restricted Stock Agreements. You have been granted rights to additional restricted BPFH common stock under certain agreements between you and BPFH, each of which is entitled Performance Restricted Stock Award Agreement, pursuant to the Boston Private Financial Holdings, Inc. 2009 Stock Option and Incentive Plan, consisting of the following grants: one grant dated May 15, 2014 (24,518 shares, subject to vesting) and one grant dated May 15, 2015 (24,088 shares, subject to vesting) (the “Qualifying Performance Share Restricted Stock Awards”). You shall retain your existing rights under the Qualifying Performance Share Restricted Stock Awards. In addition, BPFH acknowledges that, as of the date of this letter, there is no “Cause” for termination of your employment for purposes of Section 4 of each Qualifying Performance Share Restricted Stock Award. Subject to your continued employment to the Retirement Date and your continued compliance with Sections 4(c) and 5 of this Agreement and the Surviving Obligations, the pro-rated vesting provision of Section 4 shall apply to each Qualifying Performance Share Restricted Stock Award as if your employment was terminated without Cause on the Retirement Date. Section 4 states, in part, that in the event of a termination without Cause, “the Grantee shall be eligible to vest, upon the Vesting Date, with respect to a pro-rated portion of the Target Award, calculated based on the number of days during the Measurement Period from the Grant Date through the date [of] the Grantee’s termination of employment, if, and only to the extent that, the Company achieves the performance targets described on Schedule A.” For the avoidance of doubt, such additional pro-

Mark D. Thompson

November 4, 2015

rated vesting of the Target Award consists of 13,320 shares under the May 15, 2014 Qualifying Performance Share Restricted Stock Award and 5,058 shares under the May 15, 2015 Qualifying Performance Share Restricted Stock Award, each subject to achievement, and the extent of achievement, of the applicable performance targets. In addition, you acknowledge that the use of the pro-rated vesting methodology applicable to termination of employment without Cause for purposes of this Section 3(b) shall not be construed as a representation or an acknowledgement that your retirement is a termination by BPFH without Cause for any purpose.

(c) Other Equity. You have been granted other equity, including without limitation other time-based and performance share restricted stock awards above and beyond those identified specifically by date and number of shares in Sections 3(a) and 3(b) (“Other Equity”), including without limitation the February 9, 2015 grants of 35,573 shares of restricted stock, subject to performance vesting, and 23,715 shares of restricted stock, subject to time-based vesting, together known as the “inducement grant.” Your rights to all Other Equity shall be governed by the terms of the applicable plan and award documents. You acknowledge that for purposes of all Other Equity, the termination of your employment on the Retirement Date shall be considered to be a voluntary resignation without “Good Reason.”

4.	Restrictive Covenants

(a) Noncompetition Waiver. The Company agrees that Section 7(a) of the Employment Agreement, entitled “Noncompetition,” is null and void and of no force or effect, including, for the avoidance of doubt, with respect to any “clawback” rights purportedly held by the Company to the extent that such clawback rights are based on such Section 7(a).

(b) Other Employment Agreement Section 7 Obligations. Without limiting by implication the scope of Section 6(h) below (“Entire Agreement”), you acknowledge that Sections 7(b), (c) and (d) of the Employment Agreement shall remain in full force and effect.

(c) Employment of Boston Private Executives. You agree that if at any time you are employed by an entity that simultaneously employs any person who is currently a Senior Vice President or Executive Vice President of a Boston Private Entity, you shall thereupon forfeit any shares of restricted stock that are unvested at such time. For purposes of this provision, your employer shall be considered to include all entities controlled by or under common control with such employer. Without limiting by implication Section 6(f) below (“Waiver”), the Company reserves the right to waive any such forfeiture, subject to the terms of such Section 6(f).

5.	Release of Claims

You voluntarily release and forever discharge the Company, the Bank and all other Boston Private Entities, their respective predecessors, successors and assigns, their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders, members, employees, attorneys, accountants and agents of each of the foregoing in

Mark D. Thompson

November 4, 2015

their official and personal capacities (collectively referred to as the “Released Parties”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”) that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Released Parties. This release includes, without limitation, the release of all Claims:

•	relating to your employment by the Company and the Bank or the termination of your employment in accordance with this Agreement;

•	of wrongful discharge;

•	of breach of contract;

•	of retaliation or discrimination under federal or state law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and any Claims based on M.G.L. c. 151B);

•	under any other federal or state statute;

•	of defamation or other torts;

•	of violation of public policy;

•	for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, that this release shall not affect (1) any rights to benefits to which you may entitled under any of the Company’s or the Bank’s “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act, 29 U.S.C. § 1002(3), including without limitation the Company’s Section 401(k) plan; (2) your rights set forth in or specifically preserved under this Agreement; or (3) any rights that you would otherwise have to indemnification, defense or liability insurance coverage as a current or former employee and officer, including without limitation any indemnification, defense or liability insurance rights under any Company organizing document, liability insurance policy, agreement, or applicable law.

You agree that you shall not seek or accept damages of any nature, other equitable or legal remedies for your own benefit, attorney’s fees, or costs from any of the Released Parties with respect to any Claim released by this Agreement. As a material inducement to BPFH to enter into this Agreement, you represent that you have not assigned to any third party and you have not filed with any agency or court any Claim released by this Agreement.

Mark D. Thompson

November 4, 2015

6.	Other Terms

(a) Tax Treatment. The Company shall make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

(b) Legal Representation. This Agreement is a legally binding document and your signature will commit you to its terms. You acknowledge that you have been advised to discuss all aspects of this Agreement with your attorney, that you have carefully read and fully understand all of the provisions of this Agreement and that you are voluntarily entering into this Agreement.

(c) Absence of Reliance. In signing this Agreement, you are not relying upon any promises or representations made by anyone at or on behalf BPFH or any other Boston Private Entity.

(d) Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. This Agreement shall be binding on and inure to the benefit of both parties and their respective successors, assigns and, with respect to you, your heirs.

(e) Reporting. For the avoidance of doubt, nothing in this Agreement or the Employment Agreement shall be interpreted or applied to prohibit you from making any good faith report to any governmental agency or other governmental entity concerning any act or omission that you reasonably believe constitutes a possible violation of federal or state law or making other disclosures that are protected under anti-retaliation or whistleblower provisions of applicable federal or state law or regulation.

(f) Waiver. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

Mark D. Thompson

November 4, 2015

(g) Governing Law; Interpretation. This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles. In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against you, the Bank, BPFH or the “drafter” of all or any portion of this Agreement.

(h) Entire Agreement. This Agreement and the other obligations expressly preserved in this Agreement (including equity rights pursuant to Section 3) constitute the entire agreement between you and any Boston Private Entity. This Agreement supersedes any previous agreements or understandings between you and any Boston Private Entity, except to the extent that any agreement is expressly preserved in this Agreement. For the avoidance of doubt, the following provisions of the Employment Agreement are expressly preserved: Sections 2(d) through 2(g), Sections 3(a) through 3(c), Section 4(c) and Sections 5 to 25, except Section 7(a). Also for the avoidance of doubt, Section 12 of the Employment Agreement (“Arbitration of Disputes”) shall apply equally to disputes under this Agreement. Except as otherwise specifically provided in this Agreement, the remaining provisions of the Employment Agreement are superseded by this Agreement.

(i) Time for Consideration; Effective Date. You are advised to consult with an attorney before signing this Agreement. You were given the opportunity to consider the Previous Proposal for twenty-one (21) days from the date of its delivery to you before signing it, i.e., until November 12, 2015. You acknowledge and agree that the offer of this Agreement does not restart or extend such period for consideration. To accept this Agreement, you must return a signed original of this Agreement so that it is received by Martha T. Higgins, Executive Vice President and Director, Human Capital Resources of BPFH, on or before November 12, 2015. A PDF copy of this Agreement may be delivered by email to Ms. Higgins, whose email address is mhiggins@bostonprivate.com. If you sign this Agreement before November 12, 2015, you acknowledge by signing this Agreement that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire twenty-one (21) day period. For the period of seven (7) days from the date when you sign this Agreement, you have the right to revoke this Agreement by email or other written notice to Ms. Higgins. For such a revocation to be effective, it must be delivered so that it is received by Ms. Higgins at or before the expiration of the seven (7) day revocation period. This Agreement shall not become effective or enforceable during the revocation period. This Agreement shall become effective on the first business day following the expiration of the revocation period (the “Effective Date”).

(j) Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be taken to be an original, but all of which together shall constitute one and the same document. PDF copies of this Agreement shall be equally effective as originals.

Mark D. Thompson

November 4, 2015

Please indicate your agreement to the terms of this Agreement by signing and returning to Ms. Higgins the original or a PDF copy of this letter within the time period set forth above.

Very truly yours,

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ Clayton G. Deutsch	11/5/2015
	Clayton G. Deutsch	Date
Chief Executive Officer

You are advised to consult with an attorney before signing this Agreement. This Agreement is agreed to and accepted by:

/s/ Mark D. Thompson	11/5/2015
Mark D. Thompson	Date